

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2026

Kervin Pillay
Chief Executive Officer
Quantum Leap Acquisition Corp
Willow Workplace Menlo Park
80 Willow Road
Menlo Park, California 94025

> **Re: Quantum Leap Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted December 23, 2025**
> **CIK No. 0002102155**

Dear Kervin Pillay:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction